SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM T-1
                          -----------------------------

                   STATEMENT OF ELIGIBILITY AND QUALIFICATION
                UNDER THE TRUST INDENTURE ACT OF 1939, AS AMENDED
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE
              CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
                     TRUSTEE PURSUANT TO SECTION 305(b)(2) X
                  --------------------------------------------

                                    NBD BANK
                         a Michigan Banking Corporation
               (Exact name of Trustee as specified in its charter)

  611 Woodward Avenue
   Detroit, Michigan             48226                    38-0864715
 (Address of principal         (Zip Code)              (I.R.S.Employer
   executive offices)                                 Identification No.)


                                   TOLL CORP.
               (Exact name of obligor as specified in its charter)

           Delaware                                 23-2485860
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
 incorporation or organization)



     3103 Philmont Avenue
Huntingdon Valley, Pennsylvania                                19006
(Address of principal executive offices)                     (Zip Code)

                               TOLL BROTHERS, INC.
          (Exact name of obligor-guarantor as specified in its charter)

         Delaware                                      23-2416878
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)

        3103 Philmont Avenue
    Huntingdon Valley, Pennsylvania                         19006
(Address of principal executive offices)                  (Zip Code)


             $100,000,000 8 3/4% SENIOR SUBORDINATED NOTES DUE 2006
                         (Title of Indenture Securities)




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1. General Information

    (a) The following are the names and addresses of each examining or supervising authority to which the Trustee is subject:

State of Michigan Financial Institutions Bureau

Federal Reserve Bank of Chicago, Chicago, Illinois

Federal Deposit Insurance Corporation, Washington, D.C.

    (b) The Trustee is authorized to exercise corporate trust powers.

2.  Affiliations with obligor.

    The obligor is not an affiliate of the Trustee.

3.  Voting Securities of the Trustee.

    The following information is furnished as to each class of voting securities of the Trustee:

                    As of November 6, 1996

                Column A                             Column B

            Title of Class                     Amount Outstanding


    Common Stock, par value $12.50 per share    8,948,648 shares


4.  Trusteeships under other indentures.

    The Trustee is a Trustee under other indentures under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, viz:

         10 1/2% Senior Subordinated Notes due 2002
          9 1/2% Senior Subordinated Notes due 2003


5. Interlocking directorates and similar relationships with the obligor or underwriters.

    Neither the Trustee nor any of the directors nor executive officers of the Trustee is a director, officer, partner, employee, appointee or representative of the obligor or of any underwriter for the obligor.




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6.  Voting securities of the Trustee owned by the obligor or its officials.

    Voting securities of the Trustee owned by the obligor and its directors, partners and executive officers, taken as a group, do not exceed one percent of the outstanding voting securities of the Trustee.

7. Voting securities of the Trustee owned by underwriters or their officials.

    Voting securities of the Trustee owned by any underwriter and its directors, partners and executive officers, taken as a group, do not exceed one percent of the outstanding voting securities of the Trustee.


8.  Securities of obligor owned or held by the Trustee.

    The amount of securities of the obligor which the Trustee owns beneficially or holds as collateral security for obligations in default does not exceed one percent of the outstanding securities of the obligor.

9.  Securities of underwriters owned or held by the Trustee.

    The Trustee does not own beneficially or hold as collateral security for obligations in default any securities of an underwriter for the obligor.


10. Ownership or holdings by the Trustee of voting securities of certain affiliates or security holders of the obligor.

    The Trustee does not own beneficially or hold as collateral security for obligations in default voting securities of a person who, to the knowledge of the Trustee (1) owns 10% or more of the voting securities of the obligor, or (2) is an affiliate, other than a subsidiary, of the obligor.


11. Ownership or holdings by the Trustee of any securities of a person owning 50 per cent or more of the voting securities of the obligor.

    The Trustee does not own beneficially or hold as collateral security for obligations in default any securities of a person who, to the knowledge of the Trustee, owns 50 percent or more of the voting securities of the obligor.


12. Indebtedness of the obligor to the Trustee.

    The obligor is not indebted to the Trustee.


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14. Affiliations with the underwriters.

    No underwriter is an affiliate of the Trustee.

15. Foreign trustee.

    Not applicable.

16. List of Exhibits.

    99.(1)  Articles of Incorporation of the Trustee.

    (2) Certificate of Authority of the Trustee to commence business. Incorporated by reference to Exhibit (2) filed with Amendment No. 1 to Form T-1 Statement, Registration No. 22-4501.

    (3) Authorization of the Trustee to exercise corporate trust powers. Incorporated by reference to Exhibit (3)filed with Amendment No. 1 to Form T-1 Statement, Registration
         No. 22-4501.

    99.(4)  By-Laws of the Trustee.

    (5)  Not Applicable.

    (6) Consent by the Trustee required by Section 321 (b) of the Trust Indenture Act of 1939. Incorporated by reference to Exhibit (6) filed with Amendment No. 1 to Form T-1
         Statement, Registration No. 22-4501.

    99.(7)  Report of condition of Trustee.

    (8)  Not applicable.

    (9)  Not applicable.




                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, NBD BANK, a Michigan banking corporation organized and existing under the laws of the State of Michigan, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Detroit, State of Michigan on the 6th day of November, 1996.

                                NBD BANK (Trustee),

                                       By: /s/ James D. Khami
                                           --------------------------
                                           James D. Khami
                                           Trust Officer


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